  EXHIBIT 99.2
INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on May 15, 2018 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 32,530,515 or 74.72% of the total issued and outstanding shares of the Corporation.

	Description of Matter	Outcome of Vote
1.
Resolution to elect six directors, being Dr. Isa Odidi, Dr. Amina Odidi, Bahadur Madhani, Dr. Kenneth Keirstead, Dr. Eldon R. Smith and Shawn Graham, as proposed in the management information circular for the Meeting.

The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to reappoint auditor and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.
MNP LLP was reappointed auditor of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditor. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

3.	Resolution to approve all unallocated options, rights and entitlements under the Corporation’s stock option plan as more particularly described in the management information circular for the Meeting.	All unallocated common shares under the Corporation’s stock option plan were approved. This vote was conducted by ballot. The scrutineer’s report on voting results is attached as Schedule “A” hereto.
4.
Resolution to approve the two year extension of the performance-based stock options granted to certain directors and officers as more particularly described in the management information circular for the Meeting.

The shareholders approved the two year extension of the performance-based stock options granted to certain directors and officers as more particularly described in the management information circular for the Meeting. This vote was conducted by ballot. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 16th day of May, 2018.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(signed) Andrew Patient
Andrew Patient
Chief Financial Officer

SCHEDULE “A”

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MAY 15, 2018

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

	For	Withheld
Dr. Isa Odidi	10,602,727	2,282,787
Dr. Amina Odidi	10,601,933	2,283,581
Bahadur Madhani	10,510,766	2,374,748
Kenneth Keirstead	10,531,609	2,353,905
Dr. Eldon Smith	10,544,013	2,341,501
Shawn Graham	10,721,709	2,163,805

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the reappointment of MNP LLP, Chartered Professional Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration

Proxies Tabulated:
For:  29,946,274
Withheld:  2,582,943
Total:  32,529,217

Resolution #3:

By way of Ballot, the Chairman declared that the shareholders ratified the approval of the Stock Option Plan Resolution – the resolution approving all unallocated options, rights and entitlements under the Company’s stock option plan as more particularly described in the management proxy circular for the Meeting

Proxies Tabulated:
For:  4,291,708
Against:  2,813,792
Total:  7,105,500
Excludes any votes held by insiders totaling 5,781,312

Resolution #4:

By way of Ballot, the Chairman declared that the shareholders ratified the approval of the Stock Option Extension Resolution – the resolution approving the two-year extension of the performance-based options granted to certain directors and officers described in the management proxy circular for the Meeting

Proxies Tabulated:
For:  4,318,779
Against:  2,786,721
Total:  7,105,500
Excludes any votes held by insiders totaling 5,781,312

DATED this 15th day of May, 2018.

AST TRUST COMPANY (CANADA)

(signed) Christopher de Lima
Christopher de Lima

(signed) Rebecca Prentice
Rebecca Prentice